Filed Pursuant to Rule 424(b)(5)
Registration No. 333-106943
Prospectus Supplement to Prospectus dated August 25, 2003.

2,000,000 Shares

Encore Acquisition Company

Common Stock

       The common stock is listed on the New York Stock Exchange under the symbol “EAC”. The last reported sales price of our common stock on June 7, 2004 was $28.30 per share.

       See “Risk Factors” beginning on page 1 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$26.95	$53,900,000
Underwriting discount(1)	$0.30	$600,000
Proceeds, before expenses, to Encore	$26.65	$53,300,000

(1)	In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed upon with such purchasers.

       Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on June 10, 2004.

Goldman, Sachs & Co.

Prospectus Supplement dated June 7, 2004.

ABOUT THIS PROSPECTUS SUPPLEMENT

       This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of shares of common stock and includes information about us. The second part is the accompanying prospectus, which provides more general information. Generally, when we refer to the prospectus, we are referring to both parts of this document combined.

       We incorporate important information into this prospectus by reference. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under “Where You Can Find More Information” on page 25 of the accompanying prospectus or by contacting us at our address provided on page S-12.

       If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Additionally, you should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference. We have not, and the underwriter has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where an offer or sale of these securities is not permitted. The information in this prospectus supplement and the accompanying prospectus is accurate as of the dates shown in these documents. The information we have incorporated by reference is accurate as of the date of such document. Our business, financial condition, results of operations and prospects may have changed since that date.

       You should read this prospectus supplement along with the accompanying prospectus carefully before you invest. Both documents contain important information you should consider when making your investment decision. The prospectus supplement contains information about the common stock offered in this offering and may add, update or change information in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

       This prospectus supplement, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. You can identify our forward-looking statements by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “plan,” “forecast,” “budget,” “goal” or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference.

       The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	the risks associated with generating significant revenue from a limited number of geographic areas;

•	the risks associated with the drilling of oil and natural gas wells in our exploitation efforts;

•	the risks associated with implementing capital intensive secondary and tertiary recovery projects;

•	our ability to find, acquire, market, develop and produce new properties;

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•	our ability to complete the Overton Field acquisition;

•	oil and natural gas price volatility;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of exploitation expenditures;

•	operating hazards attendant to the oil and natural gas business;

•	drilling and completion risks that are generally not recoverable from third parties or insurance;

•	potential mechanical failure or underperformance of significant wells;

•	climatic conditions;

•	availability and cost of material, equipment and electricity;

•	derivative instruments;

•	actions or inactions of third-party operators of our properties;

•	our ability to find and retain skilled personnel;

•	availability of capital;

•	the strength and financial resources of our competitors;

•	regulatory developments;

•	environmental risks; and

•	general economic and business conditions and industry trends.

       We have discussed some of these factors in more detail in the section entitled “Risk Factors” beginning on page 1 of the accompanying prospectus. These factors are not necessarily all the important factors that could affect us. We advise you that you should (1) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

       This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk Factors” beginning on page 1 of the accompanying prospectus and the documents incorporated by reference, before making an investment decision. The terms “we,” “our,” “us,” “Encore,” and the “Company” used herein refer to Encore Acquisition Company and its subsidiaries unless otherwise indicated or as the context so requires. All references to production and reserve volumes in this prospectus represent amounts net to Encore. The estimates of proved oil and natural gas reserves at December 31, 2003 included in this prospectus supplement and in the documents incorporated by reference are based upon the report of Miller and Lents, Ltd., an independent engineering firm. Such estimates do not give effect to our acquisition of Cortez Oil & Gas, Inc. or the pending acquisition of natural gas properties in the Overton Field in Smith County, Texas.

Our Business

       We are a growing independent energy company engaged in the acquisition, development, exploitation and production of onshore North American oil and natural gas reserves. Since our inception in 1998, we have sought to acquire high-quality assets with potential for upside through low-risk development drilling projects. Our properties are currently located in four core areas: the Cedar Creek Anticline, or CCA, of Montana and North Dakota; the Permian Basin of West Texas and Southeastern New Mexico; the Mid Continent area, which includes the Arkoma and Anadarko Basins of Oklahoma, the North Salt Basin of Louisiana and the Barnett Shale near Fort Worth, Texas; and the Rocky Mountains.

       As of December 31, 2003, our estimated proved reserves were 141 million barrels of oil equivalent, or MMBOE, approximately 84% of which were oil. The proved developed reserves as of that date were 110 MMBOE, or 78% of total proved reserves. In April 2004, we completed the acquisition of Cortez Oil & Gas, Inc., which, based on our internal estimates, added approximately 15 MMBOE of proved reserves, which are not reflected in the table below. In April 2004, we announced that we had entered into an agreement to purchase certain natural gas properties in the Overton Field. We expect this acquisition to close in the second quarter of 2004 and, based on our internal estimates, to add approximately 46 Bcfe (8 MMBOE) of proved reserves. The following table sets forth our total proved reserves, average daily production and reserve-to-production ratio, or R/ P index, in our principal areas of operation as of December 31, 2003 and for the year then ended.

	Proved		Average
	Reserves at		Daily
	December 31,		Production for
	2003	Percent	2003	Percent	R/P
	(MBOE)	of Total	(BOE/d)	of Total	Index

Cedar Creek Anticline(1)	103,601	73%	13,490	61%	21.0
Permian Basin(2)	22,424	16%	4,554	20%	13.5
Rockies(3)	6,620	5%	2,935	13%	6.2
Mid Continent(4)	8,245	6%	1,239	6%	11.2

Total	140,890	100%	22,218	100%	17.4

(1)	Our CCA properties, which produce mainly from porous dolomites drilled on 40 to 80 acre spacing intervals, have longer reserve lives than our other properties because the low permeability level encountered within those producing intervals require a longer time to produce the reserves in place. This results in a lower production decline rate.

(2)	Permian Basin includes the Central Permian, Indian Basin and Crockett properties.

(3)	Rockies includes the Paradox Basin, Lodgepole and Bell Creek properties.

(4)	Mid Continent includes the Elm Grove and Verden properties. The Elm Grove properties were acquired on July 31, 2003, and the R/ P index shown in the table is calculated by annualizing our production since the acquisition.

       In 2003, our reserve growth was achieved through acquisitions, high-pressure air injection, or HPAI, and organically through the drill bit by developing a portion of our inventory of drilling projects that we expect will extend over the next several years. We continue to pursue high-quality assets and to replenish our drilling inventory through acquisitions. During 2003, we added 20.7 MMBOE of oil and natural gas reserves for finding, development, and acquisition, or FD&A, replacement costs of $7.42 per barrel of oil equivalent, or BOE, which replaced 255% of the 8.1 MMBOE we produced in 2003. Including downward revisions of 3.5 MMBOE, the development program added 14.4 MMBOE (178% of our production) at an average FD&A cost of $6.86 per BOE. Included in our reserve additions are 12.5 MMBOE of HPAI in the CCA of Montana and North Dakota. Our three-year average FD&A cost, including revisions, is $5.60 per BOE, with a reserve replacement ratio of 329%.

Business Strategies

       Our primary business objective is to maximize internally generated cash flow and shareholder value by executing the following strategies:

•	Maintain an Active Low-Risk Development Drilling Program. Our technological expertise, combined with our proficient field operations and reservoir engineering, have allowed us to increase production and reserves on our properties through development drilling, workovers, waterflood enhancements, tertiary projects, and recompletions. Our plan is to maintain an inventory of low-risk exploitation and development projects that provide us ongoing drilling activity. Each year, we budget a portion of internally generated cash flow to secondary and tertiary recovery projects whose results will not be seen until future years. Our conventional development budget for 2004, exclusive of spending on high-pressure air injection, is $128.3 million, revised for the Cortez acquisition and our pending Overton acquisition.

•	Maximize Existing Reserves and Production Through High-Pressure Air Injections. In addition to conventional development drilling, we utilize high-pressure air injection techniques on certain properties to enhance our growth. HPAI involves utilizing compressors to inject air into previously produced oil and natural gas formations in order to displace remaining resident hydrocarbons and force them under pressure to a common lifting point for production. We believe that the HPAI programs on our CCA properties will generate a higher rate of return than other tertiary processes and can be applied throughout our CCA properties. The zone of our initial focus for HPAI, the Red River U4 zone, is the same zone where HPAI has been successfully implemented by other operators in adjacent areas and on our Pennel unit of the CCA. Response from HPAI investments is not expected until ten to eighteen months from the time of first injection. Our HPAI budget for 2004 is $34.3 million.

•	Expand Our Reserves, Production, and Drilling Inventory Through a Disciplined Acquisition Program. We will continue to pursue acquisitions of properties with similar upside potential to our current producing properties portfolio. Using the experience of our management team, we have developed and refined an acquisition program designed to increase our reserves and to complement our core properties, while providing upside potential. We have a staff of engineering and geoscience professionals who manage our core properties and use their experience and expertise to target attractive acquisition opportunities. Following an acquisition, our technical professionals seek to enhance the value of the new assets through a proven development and exploitation program. For the year ended

2003, we evaluated over $1.0 billion of potential acquisitions. We will continue to aggressively evaluate acquisition opportunities in 2004 with the same disciplined commitment to acquire assets that fit our portfolio and continue to create value for our shareholders.

•	Focus on Cost Control Through Efficient and Safe Operations. As of December 31, 2003, we operated properties representing approximately 84% of our proved reserves, which allows us to control capital allocation and expenses. We strive to operate our properties not only efficiently but also safely. The total recordable incident rate, or TRIR, averaged 2.5 per 200,000 man hours for the industry in 2003. We are very proud to have a perfect TRIR of zero for our employees in 2003.

       Challenges to Implementing Our Strategy. We face a number of challenges to implementing our strategy and achieving our goals. Our primary challenge is to generate superior rates of return on our investments in a volatile commodity pricing environment, while replenishing our drilling inventory. Changing commodity prices affect the rate of return on a property acquisition, internally generated cash flow, and, in turn, can affect our capital budget. In addition to the changing commodity price risk, we face strong competition from independents and major oil companies. For more information on the challenges to implementing our strategy and achieving our goals, please read “Risk Factors” beginning on page 1 of the accompanying prospectus.

Recent Developments

       Cortez Acquisition. On April 14, 2004, we acquired all of the outstanding capital stock of Cortez Oil & Gas, Inc., a privately held, independent oil and natural gas company, for a cash purchase price of $122.6 million, which included the repayment of $39.4 million of Cortez’s debt. We have also agreed to pay Cortez’s former securityholders up to $2.9 million in aggregate additional cash consideration if specified leases associated with Cortez’s properties are obtained by June 30, 2004 (subject to 30 day extension) and other conditions are met. We funded the acquisition with a portion of the net proceeds from the issuance of the 6 1/4% Senior Subordinated Notes due 2014 described below.

       The acquired oil and natural gas properties are located primarily in the Cedar Creek Anticline of Montana, the Permian Basin of West Texas and Southeastern New Mexico, and in the Mid Continent area, including the Anadarko and Arkoma Basins of Oklahoma and the Barnett Shale north of Fort Worth, Texas.

       Issuance of 6 1/4% Senior Subordinated Notes. On April 2, 2004, we issued $150.0 million of 6 1/4% Senior Subordinated Notes maturing April 15, 2014. The offering was made through a private placement and the notes were then resold pursuant to Rule 144A and Regulation S. We estimate net proceeds of approximately $146.2 million after paying all costs associated with the offering. The net proceeds were used to fund the acquisition of Cortez and repay amounts outstanding under our revolving credit facility.

       Overton Acquisition. On April 26, 2004, we announced an agreement to acquire natural gas properties in the Overton Field located in Smith County, Texas, for $82 million from a group of private sellers. Our internal engineers estimate that the Overton Field properties have approximately 46 Bcfe of natural gas equivalent of total proved reserves. The Overton Field properties currently produce approximately 7 million cubic feet of natural gas equivalent per day, primarily from multiple tight sandstone reservoirs in the Travis Peak and Cotton Valley formations at depths ranging between 8,000 and 11,500 feet. Production from the Overton Field properties is 94% natural gas and the properties will be operated by us. Subject to due diligence and other customary closing conditions, we expect to close the transaction in June 2004 with an effective date of June 1, 2004.

The Offering

Common stock offered by Encore	2,000,000 shares.

Common stock outstanding after this offering	32,502,464 shares.

Use of proceeds	We intend to use the net proceeds from this offering to repay indebtedness under our revolving credit facility and for general corporate purposes, including the planned Overton acquisition. You should read the discussion under the heading “Use of Proceeds” for more information.

Risk Factors	Please read the section entitled “Risk Factors” beginning on page 1 of the accompanying prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange Symbol	EAC

       The number of shares of our common stock outstanding after this offering is based upon 30,502,464 shares of common stock outstanding as of June 7, 2004, and excludes:

•	an aggregate of 1,108,634 shares of common stock issuable upon the exercise of outstanding stock options, of which 629,731 options were exercisable as of June 7, 2004 with a weighted average exercise price of $14.08 and

•	1,418,863 shares of common stock reserved for additional grants under our incentive stock plan.

Summary Historical Consolidated Financial Data

       The following table shows summary historical financial data for the periods and as of the dates indicated. The summary historical financial data as of and for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. The summary historical financial data as of and for the three months ended March 31, 2003 and 2004 are derived from our unaudited consolidated financial statements. Our summary historical financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference in this prospectus supplement. All amounts are in thousands except per share data.

				Three Months
	Year Ended December 31,			Ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Consolidated Statement of Operations Data:
Revenues:(1)
Oil	$105,768	$134,854	$176,351	$46,432	$46,764
Natural gas	30,149	25,838	43,745	9,355	12,527

Total revenues	135,917	160,692	220,096	55,787	59,291

Expenses:
Production —
Lease operations	25,139	30,678	37,846	8,953	10,242
Production, ad valorem, and severance taxes	13,809	15,653	22,013	6,169	5,839
Depletion, depreciation, and amortization	31,721	34,550	33,530	7,783	9,263
General and administrative (excluding non-cash stock based compensation)	5,053	6,150	8,680	2,450	2,228
Non-cash stock based compensation	9,587	—	614	145	310
Derivative fair value (gain) loss	680	(900)	(885)	(1,260)	158
Bad debt expense	7,005	—	—	—	—
Impairment of oil and natural gas properties	2,598	—	—	—	—
Other operating expense	934	2,045	3,481	170	1,002

Total expenses	96,526	88,176	105,279	24,410	29,042

Operating income	39,391	72,516	114,817	31,377	30,249

Other income (expenses):
Interest	(6,041)	(12,306)	(16,151)	(4,171)	(3,906)
Other	46	91	214	47	51

Total other income (expenses)	(5,995)	(12,215)	(15,937)	(4,124)	(3,855)

Income before income taxes and cumulative effect of accounting change	33,396	60,301	98,880	27,253	26,394
Current income tax benefit (provision)	(1,919)	745	(991)	(767)	(1,085)
Deferred income tax provision	(14,414)	(23,361)	(35,111)	(9,371)	(8,407)

Income before cumulative effect of accounting change	17,063	37,685	62,778	17,115	16,902
Cumulative effect of accounting change, net of income taxes	(884)	—	863	863	—

Net income	$16,179 (2)	$37,685	$63,641 (3)	$17,978 (3)	$16,902

Net income per common share:
Basic	$0.56	$1.25	$2.11	$0.60	$0.56
Diluted	0.56	1.25	2.10	0.59	0.55
Weighted average number of common shares outstanding:
Basic	28,718	30,031	30,102	30,037	30,179
Diluted	28,723	30,161	30,333	30,221	30,567

				Three Months
	Year Ended December 31,			Ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Consolidated Statement of Cash Flows Data:
Cash provided by (used by)
Operating activities	$80,212	$91,509	$123,818	$25,708	$31,073
Investing activities	(89,583)	(159,316)	(153,747)	(23,132)	(31,012)
Financing activities	8,610	80,749	17,303	(7,267)	237

	As of December 31,			As of March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Consolidated Balance Sheet Data:
Working capital	$1,107	$12,489	$(52)	$17,683	$(777)
Total assets	402,000	549,896	672,138	572,898	702,056
Total debt	79,107	166,000	179,000	158,000	179,000
Stockholders’ equity	269,302	296,266	358,975	316,259	369,390

(1)	For the years ended December 31, 2001, 2002 and 2003, we reduced revenue for the payments of the net profits interests by $2.8 million, $2.0 million and $5.8 million, respectively. For the quarters ended March 31, 2003 and 2004, we reduced revenue for the payments of the net profits interests by $1.4 million and $1.8 million, respectively.

(2)	Net income for the year ended December 31, 2001 includes $9.6 million of non-cash compensation expense, $4.3 million of bad debt expense, $1.6 million impairment of oil and gas properties, and a ($0.9) million cumulative effect of accounting change, which affects its comparability with other periods presented.

(3)	Net income for the year ended December 31, 2003 and for the quarter ended March 31, 2003 includes a $0.9 million cumulative effect of accounting change, which affects its comparability with other periods presented.

Summary Oil and Natural Gas Reserve Information

       The following table sets forth summary information with respect to our estimated proved oil and natural gas reserves as of the dates indicated. The following estimates of our net proved oil and natural gas reserves are based on estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, in accordance with guidelines established by the SEC.

       Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate is a function of the quality of available data and the interpretation of that data by petroleum engineers. In addition, the results of drilling, testing, and production activities may require revisions of estimates that were made previously. Accordingly, reserve estimates are often materially different from the quantities of oil and natural gas that are ultimately recovered.

	As of December 31,

	2001	2002	2003

Proved Reserves:
Oil (MBbls)	91,369	111,674	117,732
Natural Gas (MMcf)	75,687	99,818	138,950
Combined (MBOE)	103,983	128,310	140,890
Proved developed reserves (MBOE)	83,296	107,648	109,838
Annual reserve replacement ratio(1)	306%	429%	255%
Estimated reserve life (years)(2)	16.6	17.3	17.4

(1)	The annual reserve replacement ratio is a percentage determined by dividing the estimated reserves added during a year from extensions and discoveries, improved recovery, acquisitions of minerals in place and revisions of previous estimates, excluding property sales, by the oil and natural gas volumes produced during that year.

(2)	Estimated reserve life is calculated by dividing the estimated proved reserves at year end by the total production during the year. The resultant number of years can be affected by the timing of major acquisitions and dispositions.

Summary Operating Data

       The following table sets forth summary operating data for the periods indicated.

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Production Volume:
Oil (MBbls)	4,935	6,037	6,601	1,666	1,611
Natural gas (MMcf)	8,078	8,175	9,051	1,933	2,524
Combined (MBOE)	6,281	7,399	8,110	1,988	2,031
Average Sales Price:
Oil ($/Bbl)	$21.43	$22.34	$26.72	$27.87	$29.03
Natural gas ($/Mcf)	3.73	3.16	4.83	4.84	4.96
Combined ($/BOE)	21.64	21.72	27.14	28.06	29.19
Costs per BOE:
Lease operations	$4.00	$4.15	$4.67	$4.50	$5.04
Production, ad valorem and severance taxes	2.20	2.12	2.71	3.10	2.87
Depletion, depreciation and amortization	5.05	4.67	4.13	3.92	4.56
General and administrative (excluding non-cash stock based compensation)	0.80	0.83	1.07	1.23	1.10

USE OF PROCEEDS

       We expect the net proceeds from this offering to be approximately $53.0 million, after deducting underwriting discounts and the estimated expenses of the offering. We intend to use the net proceeds from this offering to repay indebtedness under our revolving credit facility and for general corporate purposes, including the planned Overton acquisition. As of June 7, 2004, we have $28.0 million outstanding under our revolving credit facility, which was incurred to finance acquisitions and for general corporate purposes. The facility matures in June 2006, and of the amount outstanding, $10.0 million currently bears interest at 4.0% and the remaining $18.0 million currently bears interest at LIBOR plus 1.0%.

PRICE RANGE OF COMMON STOCK

       Our common stock is listed on the New York Stock Exchange under the symbol “EAC.” The following table sets forth quarterly high and low sales prices of our common stock on the New York Stock Exchange for each of the periods indicated:

	High	Low

2004
Quarter ended June 30 (through June 7, 2004)	$31.50	$24.81
Quarter ended March 31	28.85	23.65
2003
Quarter ended December 31	$25.28	$19.60
Quarter ended September 30	22.15	17.80
Quarter ended June 30	20.01	17.00
Quarter ended March 31	19.35	16.63
2002
Quarter ended December 31	$20.40	$13.51
Quarter ended September 30	17.55	15.00
Quarter ended June 30	17.35	14.60
Quarter ended March 31	15.00	12.40

       On June 7, 2004, there were 30,502,464 shares of common stock outstanding, which were held by approximately 194 shareholders of record.

UNDERWRITING

       Encore and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the 2,000,000 shares offered hereby.

       Shares sold by Goldman, Sachs & Co. to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. If all the shares are not sold at the initial price to public, Goldman, Sachs & Co. may change the offering price and the other selling terms.

       Encore has agreed with Goldman, Sachs & Co. not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to (1) the grant of options and issuance of shares of common stock upon exercise of Encore’s options pursuant to its existing incentive stock plan, (2) the issuance of shares of restricted common stock granted to its officers and employees as contemplated under its existing incentive stock plan, (3) the issuance of shares of common stock in connection with any business combination to be consummated after such 90-day period and (4) the filing of a “universal” shelf registration statement on Form S-3, with Encore remaining subject to the 90-day lock-up provision with respect to any issuance thereunder of common stock or securities convertible into or exchangeable for shares of common stock. Encore’s directors and executive officers have entered into similar agreements with Goldman, Sachs & Co., except that the period is 60 days for Mr. I. Jon Brumley and Mr. Jon S. Brumley and 45 days for Encore’s remaining executive officers and directors.

       In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by Goldman, Sachs & Co. of a greater number of shares it is required to purchase in the offering. Goldman, Sachs & Co. will need to close out any short sale by purchasing shares in the open market. Goldman, Sachs & Co. is likely to create a short position if it is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Encore’s stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

       Goldman, Sachs & Co. has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

       The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

       Goldman, Sachs & Co. has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

       Encore estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

       Encore has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

       Goldman, Sachs & Co. and its affiliates have, from time to time, performed, and may in the future, perform, various financial advisory and investment banking services for Encore, for which they received or will receive customary fees and expenses.

LEGAL OPINIONS

       The legal validity of the common stock offered under this prospectus supplement will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with the common stock offered under this prospectus supplement will be passed upon for the underwriter by Andrews Kurth LLP, Houston, Texas.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The SEC allows us to “incorporate by reference” information filed with the SEC. This means that we can disclose important information to you, without actually including the specific information in this prospectus supplement, by referring you to those documents. The following documents which we have previously filed with the SEC pursuant to the Exchange Act are incorporated into this prospectus supplement by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004;

•	our Current Reports on Form 8-K filed with the SEC on March 30, 2004, March 31, 2004, April 20, 2004 and April 30, 2004; and

•	the description of our common stock contained in our Form 8-A filed on December 12, 2000.

       All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before all of the common stock offered by this prospectus supplement is sold are incorporated by reference in this prospectus supplement from the date of filing of the documents. Information that we file with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC.

       You may request a copy of the filings incorporated by reference in this prospectus supplement, at no cost, by writing or calling us at: Encore Acquisition Company, 777 Main Street, Suite 1400, Ft. Worth, Texas 76102; Attention: Corporate Secretary (telephone: (817) 877-9955).

PROSPECTUS

$400,000,000

Encore Acquisition Company

777 Main Street, Suite 1400

Fort Worth, Texas 76102
(817) 877-9955

Senior Debt Securities

Subordinated Debt Securities

Preferred Stock

Common Stock

        We may offer from time to time senior debt securities, subordinated debt securities, preferred stock and common stock. Our subsidiaries may guarantee the senior or subordinated debt securities offered by this prospectus.

      We will provide additional terms of our securities in one or more prospectus supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities.

      Our common stock is listed on the New York Stock Exchange under the symbol “EAC.”

       You should consider carefully “Risk Factors” beginning on page 1 before investing in the notes.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 25, 2003.

About This Prospectus	i
About Encore Acquisition Company	1
Risk Factors	1
Forward-Looking Information	10
Use of Proceeds	12
Ratio of Earnings to Fixed Charges	12
Description of Debt Securities	13
Description of Capital Stock	19
Plan of Distribution	23
Legal Opinions	24
Independent Auditors	25
Independent Petroleum Engineers	25
Where You Can Find More Information	25

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission under a “shelf” registration process. Using this process, we may offer the securities this prospectus describes in one or more offerings with a total initial offering price of up to $400,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

i

ABOUT ENCORE ACQUISITION COMPANY

      We are a growing independent energy company engaged in the acquisition, development, exploitation and production of onshore North American oil and natural gas reserves. Since inception in 1998, we have sought to acquire high quality assets with potential for upside through low-risk development drilling projects.

      Our properties are currently located in the Williston Basin of Montana and North Dakota, the Permian Basin of Texas and New Mexico, the Anadarko Basin of Oklahoma, the Powder River Basin of Montana, the Paradox Basin of Utah and the North Louisiana Salt Basin of Louisiana. Our growth has come primarily from the acquisition of producing oil and natural gas properties and subsequent development of these properties. Since our inception through June 30, 2003, we have invested $379.6 million in acquiring producing oil and natural gas properties. Through June 30, 2003, we have invested another $249.1 million for development and exploitation of these properties.

      Our principal executive offices are located at 777 Main Street, Suite 1400, Fort Worth, Texas 76102. Our main telephone number is (817) 877-9955. We maintain a website on the Internet at http://www.encoreacq.com. The information on our website is not incorporated by reference into this prospectus.

RISK FACTORS

      You should carefully consider the following matters, in addition to the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our securities.

Risks Related to Our Business

Oil and natural gas prices are volatile and sustained periods of low prices could materially and adversely affect our financial condition and results of operations.

      Historically, the markets for oil and natural gas have been volatile, and these markets are likely to continue to be volatile in the future. Our revenues, profitability and future growth depend substantially on prevailing oil and natural gas prices. Lower oil and natural gas prices may reduce the amount of oil and natural gas that we can economically produce. Prevailing oil and natural gas prices also affect the amount of internally generated cash flow available for repayment of indebtedness and capital expenditures. In addition, the amount we can borrow under our revolving credit facility is subject to periodic redetermination based in part on changing expectations of future oil and natural gas prices.

      The factors that can cause oil and natural gas price volatility include:

•	the supply of domestic and foreign oil and natural gas;

•	the ability of members of the Organization of Petroleum Exporting Countries (OPEC) to agree upon and maintain oil prices and production levels;

•	political instability or armed conflict in oil or natural gas producing regions;

•	the level of consumer demand;

•	weather conditions;

•	the price and availability of alternative fuels;

•	domestic and foreign governmental regulations and taxes;

•	domestic political developments; and

•	worldwide economic conditions.

      The volatile nature of markets for oil and natural gas makes it difficult to reliably estimate future prices. Any decline in oil and natural gas prices adversely affects our financial condition. If oil or natural gas prices decline significantly for a sustained period of time, we may, among other things, be unable to meet our financial obligations, make planned expenditures or raise additional capital.

Reserve estimates depend on many assumptions that may prove to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions could cause the quantities and net present value of our reserves to be overstated.

      Estimating quantities of proved oil and natural gas reserves is a complex process that requires interpretations of available technical data and numerous assumptions, including certain economic assumptions. Any significant inaccuracies in these interpretations or assumptions or changes in conditions could cause the quantities and net present value of our reserves to be overstated.

      To prepare estimates of economically recoverable oil and natural gas reserves and future net cash flows, we must analyze many variable factors, such as historical production from the area compared with production rates from other producing areas. We must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also involves economic assumptions relating to commodity prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs. Actual results most likely will vary from our estimates. Any significant variance could reduce the estimated quantities and present value of our reserves.

      You should not assume that the present value of future net cash flows from our proved reserves referred to or incorporated by reference in this prospectus is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the net present value estimate, and future net present value estimates using then current prices and costs may be significantly less than the current estimate.

If oil and natural gas prices decrease, we may be required to take write downs.

      We may be required to write down the carrying value of our oil and natural gas properties when future estimated oil and gas prices are low or if we have substantial downward adjustments to our estimated proved reserves or increases in our estimates of operating expenses or development costs.

      We capitalize the costs to acquire, find and develop our oil and natural gas properties under the successful efforts accounting method. The net capitalized costs of our oil and gas properties may not exceed their estimated fair value. If net capitalized costs of our oil and gas properties exceed their fair value, we must charge the amount of the excess to earnings. We review the carrying value of our properties quarterly, based on changes in expectations of future oil and natural gas prices, expenses and tax rates. Once incurred, a write down of oil and gas properties is not reversible at a later date even if oil or gas prices increase.

Our acquisition strategy subjects us to numerous risks that could adversely affect our results of operations.

      Acquisitions are an essential part of our growth strategy, and our ability to acquire additional properties on favorable terms is important to our long-term growth. Depending on conditions in the acquisition market, it may be difficult or impossible for us to identify properties for acquisition or we may not be able to make acquisitions on terms that we consider economically acceptable. Even if we are able to identify suitable acquisition opportunities, our acquisition strategy depends upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals.

      The successful acquisition of producing properties requires an assessment of several factors, including:

•	recoverable reserves;

•	future oil and natural gas prices;

•	operating costs; and

•	potential environmental and other liabilities.

      The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We are often not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis.

      Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results. Furthermore, our financial position and results of operations may fluctuate significantly from period to period based on whether significant acquisitions are completed in particular periods. Competition for acquisitions is intense and may increase the cost of, or cause us to refrain from, completing acquisitions.

The failure to properly manage growth through acquisitions could adversely affect our results of operations.

      Growing through acquisitions and managing that growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. Pursuing and integrating acquisitions involves a number of risks, including:

•	diversion of management attention from existing operations;

•	unexpected losses of key employees, customers and suppliers of the acquired business;

•	conforming the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations; and

•	increasing the scope, geographic diversity and complexity of our operations.

      The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

A substantial portion of our producing properties is located in one geographic area.

      We have extensive operations in the Williston Basin of Montana and North Dakota. As of December 31, 2002, our Cedar Creek Anticline properties in the Williston Basin represented approximately 75% of our proved reserves and 61% of our 2002 production. Any circumstance or event that negatively impacts production or marketing of oil and natural gas in the Williston Basin could reduce our earnings and cash flow.

Derivative instruments expose us to risks of financial loss in a variety of circumstances.

      We use derivative instruments in an effort to reduce our exposure to fluctuations in the prices of oil and natural gas and to reduce our cash outflows related to interest. Our derivative instruments expose us to risks of financial loss in a variety of circumstances, including when:

•	a counterparty to our derivative instruments is unable to satisfy its obligations;

•	production is less than expected; or

•	there is an adverse change in the expected differential between the underlying price in the derivative instrument and actual prices received for our production.

      Derivative instruments may limit our ability to realize increased revenue from increases in the prices for oil and natural gas.

      We adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), on January 1, 2001. SFAS 133 generally requires us to record each hedging transaction as an asset or liability measured at its fair value. Each quarter we must record changes in the fair value of our hedges, which could result in significant fluctuations in net income and stockholders’ equity from period to period. Please read our most recently filed annual report on Form 10-K and quarterly report on Form 10-Q for a more detailed discussion of our hedging program.

Drilling oil and natural gas wells is a high-risk activity.

      Drilling oil and natural gas wells, including development wells, involves numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be discovered. We often are uncertain as to the future cost or timing of drilling, completing and producing wells. We may not recover all or any portion of our investment in drilling oil and natural gas wells.

      Our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions or miscalculations;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements, which may increase our costs or restrict our activities; and

•	cost of, or shortages or delays in the availability of, drilling rigs and equipment.

The failure to replace our reserves could adversely affect our financial condition.

      Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves generally decline when reserves are produced, unless we conduct successful exploitation or development activities or acquire properties containing proved reserves, or both. We may not be able to find, develop or acquire additional reserves on an economic basis.

      Substantial capital is required to replace and grow reserves. If lower oil and natural gas prices or operating difficulties result in our cash flow from operations being less than expected or limit on our ability to borrow under our revolving credit facility, we may be unable to expend the capital necessary to find, develop or acquire new oil and natural gas reserves.

We have limited control over the activities on properties we do not operate.

      Other companies operate some of the properties in which we have an interest. We have limited ability to influence or control the operation or future development of these non-operated properties or the amount of capital expenditures that we are required to fund with respect to them. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence or control the operation and future development of these properties could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities and lead to unexpected future costs.

Our business involves many operating risks that can cause substantial losses; insurance may be unavailable or inadequate to protect us against these risks.

      Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

•	fires;

•	natural disasters;

•	explosions;

•	formations with abnormal pressures;

•	blowouts;

•	collapses of wellbore, casing or other tubulars;

•	failure of oilfield drilling and service tools;

•	uncontrollable flows of oil, natural gas, formation water or drilling fluids;

•	pressure forcing oil or natural gas out of the wellbore at a dangerous velocity coupled with the potential for fire or explosion;

•	changes in below-ground pressure in a formation that cause surface collapse or cratering;

•	pipeline ruptures or cement failures;

•	environmental hazards, such as oil spills, natural gas leaks and discharges of toxic gases; and

•	weather.

If any of these events occur, we could incur substantial losses as a result of:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

      We do not maintain insurance against the loss of oil or natural gas reserves as a result of operating hazards, nor do we maintain business interruption insurance. In addition, pollution and environmental risks generally are not fully insurable. We may experience losses for uninsurable or uninsured risks or losses in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

Terrorist activities and the potential for military and other actions could adversely affect our business.

      The threat of terrorism and the impact of military and other action have caused instability in world financial markets and could lead to increased volatility in prices for oil and natural gas, all of which could adversely affect the markets for our operations. Future acts of terrorism could be directed against companies operating in the United States. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risk and, depending on their ultimate magnitude, could have a material adverse affect on our business.

Our development and exploitation operations require substantial capital, and we may be unable to obtain needed financing on satisfactory terms.

      We make and will continue to make substantial capital expenditures in development and exploitation projects. We intend to finance these capital expenditures through a combination of cash flow from operations and external financing arrangements. Additional financing sources may be required in the future to fund our capital expenditures. Financing may not continue to be available under existing or new financing arrangements, or on acceptable terms, if at all. If additional capital resources are not available, we may be forced to curtail our drilling and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

The loss of key personnel could adversely affect our business.

      We depend to a large extent on the efforts and continued employment of I. Jon Brumley, our Chairman of the Board and Chief Executive Officer, Jon S. Brumley, our President, and other key personnel. The loss of the services of Mr. I. Jon Brumley or Mr. Jon S. Brumley or other key personnel could adversely affect our business, and we do not have employment agreements with, and do not maintain key man insurance on the lives of, any of these persons. Our drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced geologists, engineers and other professionals. Competition for experienced geologists, engineers and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

The marketability of our oil and natural gas production is dependent upon transportation facilities over which we have no control.

      The marketability of our oil and natural gas production depends in part upon the availability, proximity and capacity of pipelines, oil and natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could harm our business. We deliver oil and natural gas through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial, technological and other resources than we do.

      We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation and production. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:

•	acquiring desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	integrating new technologies; and

•	acquiring the equipment and expertise necessary to develop and operate our properties.

      Many of our competitors have financial, technological and other resources substantially greater than ours, which may adversely affect our ability to compete with these companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

We are subject to complex federal, state and local laws and regulations that could adversely affect our business.

      Exploration, development, production and sale of oil and natural gas in North America are subject to extensive federal, state, provincial and local laws and regulations, including complex tax and environmental laws and regulations. We may be required to make large expenditures to comply with applicable laws and regulations, which could adversely affect our results of operations and financial condition. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	spacing of wells;

•	unitization and pooling of properties;

•	environmental protection;

•	reports concerning operations; and

•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property damage;

•	oil spills;

•	discharge of hazardous materials;

•	reclamation costs;

•	remediation and clean-up costs; and

•	other environmental damages.

      We do not believe that full insurance coverage for all potential environmental damages is available at a reasonable cost, and we may need to expend significant financial and managerial resources to comply with environmental regulations and permitting requirements. We could incur substantial additional costs and liabilities in our oil and natural gas operations as a result of stricter environmental laws, regulations and enforcement policies.

      Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Further, these laws and regulations could change in ways that substantially increase our costs. Any of these liabilities, penalties, suspensions, terminations or regulatory changes could make it more expensive for us to conduct our business or cause us to limit or curtail some of our operations.

The cessation of operations by Arthur Andersen LLP will limit our ability to use the consolidated financial statements audited by Arthur Andersen LLP and could impact our ability to access public capital markets as well as our investors’ ability to seek potential recoveries from Arthur Andersen LLP.

      Our consolidated financial statements as of and for the years ended December 31, 2001 and 2000 were audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated in this prospectus in reliance upon the authority of said firm as experts in giving said reports. Subsequent to Arthur Andersen LLP’s completion of our 2001 audit, the firm was convicted of obstruction of justice charges relating to a federal investigation of Enron Corporation, has ceased practicing before the SEC and has lost the services of the material personnel responsible for our audit. As a result, it is not possible to obtain Arthur Andersen LLP’s consent to the incorporation by reference of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the consolidated financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

      Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock. Please read “Description of Capital Stock — Preferred Stock” beginning on page 20.

Risks Related to Our Indebtedness

Our leverage and debt service obligations may adversely affect our cash flow and have other important and potentially adverse consequences to you.

      We had total indebtedness of $150.0 million as of June 30, 2003. Our debt level could have several important consequences to you, including:

•	it may be more difficult for us to satisfy our obligations;

•	we may have difficulties borrowing money in the future for acquisitions, to meet our operating expenses or for other purposes;

•	the amount of our interest expense may increase because certain of our borrowings not subject to interest rate protection hedges are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

•	we will need to use a portion of the money we earn to pay principal and interest on our debt, which will reduce the amount of money we have to fund working capital, capital expenditures and other business activities;

•	we may be more vulnerable to economic downturns and adverse developments in our industry; and

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

      Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which are beyond our control. Our earnings may not be sufficient to allow us to pay the principal and interest on our debt and meet our other obligations. If we do not have enough money, we may need to refinance all or part of our existing debt, sell assets, borrow more money or raise equity, which we may not be able to do on terms acceptable to us, if at all.

Our revolving credit facility and other debt instruments have restrictive covenants that could affect our financial condition.

      Our revolving credit facility and the indenture related to the 8 3/8% senior subordinated notes, which we refer to as the 8 3/8% notes, contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. The covenants under our revolving credit facility are similar but generally more restrictive than the covenants under the indenture.

      Our ability to borrow under our revolving credit facility is subject to financial covenants, including leverage, interest and fixed charge coverage ratios. Our revolving credit facility limits our ability to effect mergers, asset sales and change of control events. These covenants also contain restrictions regarding our ability to incur additional indebtedness in the future. In some cases, our subsidiaries are subject to similar restrictions that may restrict their ability to make distributions to us.

      The indenture related to our 8 3/8% notes also contains limitations on our ability to effect mergers and change of control events, as well as other limitations, including:

•	limitations on incurring additional indebtedness;

•	limitations on the sale of assets;

•	limitations on the declaration and payment of dividends or other restricted payments;

•	limitations on transactions with affiliates; and

•	limitations on liens.

      If we do not comply with these or other covenants and restrictions contained in our revolving credit facility, the indenture or the other agreements governing our other indebtedness, we could be in default under those agreements, and the debt, together with accrued interest, could then be declared due and payable. If we were unable to repay any borrowings when due, the lenders under our revolving credit facility could proceed against their collateral, which includes most of the assets we own, including the stock and assets of our subsidiaries. In addition, a default under our revolving credit facility or agreements governing our other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. We do not have sufficient working capital to satisfy our debt obligations in the event of an acceleration of all or a significant portion of our outstanding indebtedness.

In addition to our current indebtedness, we may incur substantially more debt. This could exacerbate the risks described above.

      Together with our subsidiaries, we may incur substantially more debt in the future. Our revolving credit facility and the indenture governing the 8 3/8% notes contain restrictions on our incurrence of additional indebtedness. However, these restrictions are subject to qualifications and exceptions, and under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. As of June 30, 2003, we had approximately $220.0 million additional borrowing capacity under our revolving credit facility, subject to specific requirements, including compliance with financial covenants. To the extent new debt is added to our current debt levels, the risks described above could substantially increase.

Any failure to meet our debt obligations could harm our business, financial condition and results of operations.

      If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future, and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and impair our liquidity.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture related to the 8 3/8% notes.

      Upon the occurrence of a change of control, as defined in the indenture for our 8 3/8% notes, we will be required to offer to repurchase all outstanding 8 3/8% notes. We may not have sufficient funds available to us to make the required repurchase of the 8 3/8% notes. In addition, our revolving credit facility provides that the occurrence of any change of control event constitutes an event of default, which could require that we repay all unpaid and outstanding indebtedness under the revolving credit facility and may limit the funds available for us to make any payments with respect to the 8 3/8% notes, including for the repurchase of the 8 3/8% notes. Our failure to purchase tendered 8 3/8% notes would constitute a default under the indenture governing the 8 3/8% notes which, in turn, could constitute a further event of default under our revolving credit facility.

FORWARD-LOOKING INFORMATION

      This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “plan,” “forecast,” “budget,” “goal” or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

      The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	the risks associated with operating in one or two major geographic areas;

•	the risks associated with drilling of oil and natural gas wells in our exploitation efforts;

•	our ability to find, acquire, market, develop and produce new properties;

•	oil and natural gas price volatility;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of exploitation expenditures;

•	operating hazards attendant to the oil and natural gas business;

•	drilling and completion risks that are generally not recoverable from third parties or insurance;

•	potential mechanical failure or underperformance of significant wells;

•	climatic conditions;

•	availability and cost of material and equipment;

•	derivative instruments;

•	actions or inactions of third-party operators of our properties;

•	our ability to find and retain skilled personnel;

•	availability of capital;

•	the strength and financial resources of our competitors;

•	regulatory developments;

•	environmental risks; and

•	general economic and business conditions and industry trends.

We have discussed some of these factors in more detail in the “Risk Factors” section of this prospectus. These factors are not necessarily all the important factors that could affect us. We advise you that you should (1) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.

USE OF PROCEEDS

      Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include funding working capital requirements, capital expenditures, repayment and refinancing of indebtedness and repurchases and redemptions of securities. Pending any specific application, we may initially invest those funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

      Our ratio of earnings to fixed charges for each of the periods shown is as follows:

	Six										Period from
	Months										April 22, 1998
	Ended		Year Ended December 31,								(inception) to
	June 30,										December 31,
	2003		2002		2001		2000		1999		1998

Ratio of earnings to fixed charges	6.9	x	5.8	x	6.3	x	2.2	x	2.0	x	—

      We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before income taxes plus fixed charges exclusive of capitalized interest. “Fixed charges” consist of interest, whether expensed or capitalized, amortization of capitalized expenses relating to indebtedness and an estimate of the portion of annual rental expense on operating leases that represents the interest factor.

      We began operations on April 22, 1998. From inception until December 31, 1998, earnings were insufficient to cover fixed charges by $1,010,000.

DESCRIPTION OF DEBT SECURITIES

      The debt securities covered by this prospectus will be our general unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. Subject to compliance with our revolving credit agreement and the indenture related to the 8 3/8% notes, we will issue the debt securities under one or more separate indentures between us and a trustee that we will name in the prospectus supplement. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. In this description, we sometimes call the senior indenture and the subordinated indenture the “indentures.”

      We have summarized the provisions of the indentures and the debt securities below. You should read the indentures for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed the forms of the indentures with the SEC as exhibits to the registration statement, and we will include the applicable final indenture and any other instrument establishing the terms of any debt securities we offer as exhibits to a filing we will make with the SEC in connection with that offering. Please read “Where You Can Find More Information.”

      In this summary description of the debt securities, all references to “Encore,” “us” or “our” mean Encore Acquisition Company only, unless we state otherwise or the context clearly indicates otherwise.

General

      The senior debt securities will constitute senior debt and will rank equally with all our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, any senior debt securities and all our other senior debt. The indentures will not limit the amount of debt we may issue under the indentures, and, unless we inform you otherwise in the prospectus supplement, they will not limit the amount of other unsecured debt or securities we may incur or issue. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance.

      We conduct a substantial part of our operations through our subsidiaries, and our subsidiaries generate a significant part of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are important sources of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain from our subsidiaries cash that we need to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

      Unless we inform you otherwise in the prospectus supplement, the indentures and the debt securities will not contain:

•	any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction; or

•	provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating resulting from a takeover, recapitalization or similar restructuring or otherwise.

      The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities;

•	whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for redemption or early repayment;

•	any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities prior to maturity;

•	the denominations in which we may issue the debt securities;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form, and whether payments on the debt securities will be payable by reference to any index or formula;

•	the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants this prospectus describes;

•	any restrictions or other provisions relating to the transfer or exchange of the debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities issued by Encore or any other entity; and

•	any other terms of the debt securities, whether in addition to, or by modification or deletion of, the terms described herein.

      We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. Those debt securities may bear no interest or may bear interest at a rate that at the time of issuance is below market rates.

Subordination

      Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal, interest or any premium on the subordinated debt securities if:

•	we fail to pay the principal, interest, premium or any other amounts on any Senior Debt when due; or

•	we default in performing any other covenant (a “covenant default”) in any Senior Debt that we have designated if the covenant default allows the holders of that Senior Debt to accelerate the maturity of the Senior Debt they hold.

      Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from making payments on the subordinated debt securities only for up to 179 days after holders of the Senior Debt give the trustee for the subordinated debt securities notice of the covenant default.

      The subordination provisions will not affect our obligation, which will be absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated debt securities. In addition, the subordination provisions will not prevent the occurrence of any default under the subordinated indenture.

      Unless we inform you otherwise in the prospectus supplement, the subordinated indenture will not limit the amount of Senior Debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than our other creditors.

      Unless we inform you otherwise in the prospectus supplement, “Senior Debt” will mean all notes or other indebtedness, including guarantees, of Encore for money borrowed and similar obligations, unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt.

Subsidiary Guarantees

      If specified in the prospectus supplement, subsidiaries of Encore may guarantee the obligations of Encore relating to its debt securities issued under this prospectus. The specific terms and provisions of each subsidiary guarantee, including any provisions relating to the subordination of any subsidiary guarantee, will be described in the applicable prospectus supplement. The obligations of each subsidiary guarantor under its subsidiary guarantee will be limited as necessary to seek to prevent that subsidiary guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law.

Consolidation, Merger and Sale of Assets

      The indentures generally will permit a consolidation or merger between us and another entity. They also will permit the sale by us of our assets substantially as an entirety. The indentures will provide, however, that we may consolidate with another entity to form a new entity or merge into any other entity or transfer or dispose of our assets substantially as an entirety to any other entity only if:

•	the resulting or surviving entity assumes the due and punctual payments on the debt securities and the performance of our covenants and obligations under the applicable indenture and the debt securities; and

•	immediately after giving effect to the transaction, no default or event of default would occur and be continuing.

Events of Default

      Unless we inform you otherwise in the prospectus supplement, the following will be events of default with respect to a series of debt securities:

•	our failure to pay interest or any required additional amounts on any debt securities of that series for 30 days;

•	our failure to pay principal of or any premium on any debt securities of that series when due;

•	our failure to deposit any mandatory sinking fund payment for that series of debt securities when due for 30 days;

•	our failure to comply with any of our covenants or agreements in the debt securities of that series or the applicable indenture, other than an agreement or covenant that we have included in that indenture solely for the benefit of other series of debt securities, for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving bankruptcy, insolvency or reorganization of Encore; and

•	any other event of default provided for that series of debt securities.

      A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

      If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default, or, in some cases, 25% in principal amount of all senior debt securities or subordinated debt securities affected, voting as one class, may declare the principal of and all accrued and all unpaid interest on those debt securities to be immediately due and payable. If an event of default relating to events of bankruptcy, insolvency or reorganization occurs, the principal of and all accrued and unpaid interest on all the debt securities will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default, or of all senior debt securities or subordinated debt securities affected, voting as one class, may in some cases rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default under either of the indentures may give rise to cross defaults on our other indebtedness.

      A holder of a debt security of any series will be able to pursue any remedy under the applicable indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holder or holders offer to the trustee indemnity reasonably satisfactory to it;

•	the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision will not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

      In most cases, holders of a majority in principal amount of the outstanding debt securities of a series, or of all debt securities affected, voting as one class, will be able to direct the time, method and place of:

•	conducting any proceeding for any remedy available to the applicable trustee; and

•	exercising any trust or power conferred on the applicable trustee not relating to or arising under an event of default.

      Each indenture will require us to file with the trustee each year a written statement as to our compliance with the covenants contained in that indenture.

Modification and Waiver

      We may amend or supplement either indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the applicable indenture and affected by the amendment or supplement, acting as one class, consent to it. Without the consent of the holder of each debt security affected, however, no amendment or supplement may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on any debt security;

•	reduce the principal of, premium on or any mandatory sinking fund payment for any debt security;

•	change the stated maturity of any debt security;

•	reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed;

•	change any obligation to pay additional amounts on any debt security;

•	make the payments on any debt security payable in any currency or currency unit other than as the debt security originally states;

•	impair the holder’s right to institute suit for the enforcement of any payment on any debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with specified provisions of the applicable indenture or to make any change in the applicable indenture’s provisions for modification;

•	waive a continuing default or event of default regarding any payment on any debt security; or

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security.

      We and the applicable trustee may agree to amend or supplement either indenture or waive any provision of either indenture without the consent of any holders of debt securities in some circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for or add guarantees of any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

•	to add events of default with respect to any debt securities;

•	to make any change that does not adversely affect any outstanding debt securities of any series in any material respect;

•	to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect; and

•	to provide for the acceptance of a successor or another trustee.

      The holders of a majority in principal amount of the outstanding debt securities of any series, or of all senior debt securities or subordinated debt securities affected, voting as one class, may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Discharge and Defeasance

      We will be discharged from all obligations under the applicable indenture with respect to any series of debt securities, except for surviving obligations relating to any conversion rights and to register the transfer or exchange of the debt securities, if:

•	all debt securities of the series previously authenticated and delivered under the relevant indenture have been delivered to the indenture trustee for cancellation; or

•	all debt securities of that series have become due and payable or will become due and payable within one year, at maturity or by redemption, and we deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of that series on the dates those payments are due.

      To exercise our right to be discharged, we must deliver to the applicable trustee an opinion of counsel and an officers’ certificate stating that all conditions precedent to the satisfaction and discharge of the applicable indenture have been complied with.

      In addition to our right of discharge described above, we may deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•	we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive (“covenant defeasance”).

      If we defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for our obligations to:

•	register the transfer or exchange of debt securities;

•	replace stolen, lost or mutilated debt securities; and

•	maintain paying agencies and hold moneys for payment in trust.

      Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based on a ruling from the United States Internal Revenue Service or a change in law to that effect.

Governing Law

      New York law will govern the indentures and the debt securities.

Trustee

      If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

      Each indenture will limit the right of the trustee, if it becomes one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign.

Form, Exchange, Registration and Transfer

      We will issue the debt securities in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

      Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

      Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee under each indenture as security registrar for the debt securities we issue under that indenture. If the prospectus supplement refers to any transfer agents initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We will be required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities or rescind the designation of any transfer agent.

      In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security:

•	during a period beginning 15 business days before the day of mailing of the relevant notice of redemption and ending on the close of business on that day of mailing; or

•	if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

      Unless we inform you otherwise in the prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder’s registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in the prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

      Unless we inform you otherwise in the prospectus supplement, we will designate the trustee under each indenture as our paying agent for payments on debt securities we issue under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

      Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After repayment to us, holders entitled to those funds must look only to us for payment.

Book-entry Debt Securities

      We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of:

•	60,000,000 shares of common stock; and

•	5,000,000 shares of preferred stock, issuable in series.

      As of June 30, 2003, there were 30,211,215 shares of common stock issued and outstanding, and no shares of our preferred stock were issued and outstanding.

      In the discussion that follows, we refer to our certificate of incorporation, as amended and restated, as our “certificate of incorporation” and to our amended and restated by-laws as our “by-laws.” You should read our certificate of incorporation and by-laws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement. Please read “Where You Can Find More Information.”

Common Stock

      The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of common stock may not cumulate their votes in the election of directors. As a result, the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting us.

      Holders of common stock will be entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. We have not paid dividends and intend to retain future earnings to provide funds for use in the operation and expansion of our business. In addition, the payment of dividends on the common stock may be limited by obligations we may have to holders of any preferred stock or by the provisions of our debt instruments. In particular, we are prohibited from paying any cash dividends by our revolving credit facility.

      If we liquidate or dissolve our business, the holders of common stock will share ratably in all assets available for distribution to stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

      The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we offer and sell under this prospectus will also be fully paid and nonassessable.

      Our outstanding shares of common stock are listed on the New York Stock Exchange and trade under the symbol “EAC.” Any additional shares of common stock we offer and sell under this prospectus and related prospectus supplements will also be listed on the New York Stock Exchange.

Preferred Stock

      At the direction of our board of directors, without any action by the holders of common stock, we may issue one or more series of preferred stock from time to time. Our board of directors can determine the number of shares of each series of preferred stock and, subject to some limitations our articles of incorporation set forth, the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

      The prospectus supplement relating to any series of preferred stock we offer will include specific terms relating to the offering. These terms will include some or all of the following:

•	the series designation of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or repurchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for any other securities;

•	any voting rights; and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

      Any preferred stock we offer and sell under this prospectus will be fully paid and nonassessable.

      The registration statement will include the certificate of designation as an exhibit or will incorporate the certificate of designation by reference. You should read that document for provisions that may be important to you.

      Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.

Limitation on Directors’ Liability

      Our certificate of incorporation limits the liability of our directors to us or our stockholders such that no member of our board of directors will be personally liable for monetary damages for any breach of the member’s fiduciary duty as a director, except for liability:

•	for any breach of the member’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	for any transaction from which the member derived an improper personal benefit.

      This provision could have the effect of discouraging or deterring our stockholders from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders and us. Our by-laws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities, and we have entered into agreements with each of our directors which provide them with contractual rights of indemnification consistent with our by-laws.

Anti-Takeover Provisions of Our By-laws

      Our by-laws establish an advance notice procedure for the nomination of candidates for election as directors. In general, notice of intent to nominate a director at the annual meeting of stockholders or a special meeting of stockholders must contain specified information concerning the person to be nominated and be delivered to our principal executive offices:

•	with respect to elections to be held at the annual meeting of stockholders:

•	not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting;

•	if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 90 days after that anniversary date, not earlier than the 120th day before the meeting and not later than the close of business on the later of (1) the 90th day before the meeting or (2) the tenth day following the day on which we first make a public announcement of the date of the meeting; or

•	with respect to elections to be held at a special meeting of stockholders for the election of directors, not earlier than the 120th day before the meeting and not later than the close of business on the later of (1) the 90th day before the meeting or (2) the tenth day following the day on which we first make a public announcement of the date of the meeting and of the nominees proposed by the board of directors to be elected at the meeting.

These procedures may operate to limit the ability of stockholders to nominate candidates for election as directors.

Delaware Takeover Statute

      We have opted out of Section 203 of the Delaware General Corporation Law. Section 203 regulates corporate acquisitions and prevents certain Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under certain circumstances, in a “business combination” with any “interested stockholder” for three years following the date that such stockholder became an interested stockholder. For purposes of Section 203, a “business combination” includes, among other things, a merger or consolidation involving Encore and the interested stockholder and the sale of 10% or more of our assets to the interested stockholder. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Delaware Corporate Opportunity Provision

      As permitted by Section 122(17) of the DGCL, our certificate of incorporation contains a provision that permits any of our current investor stockholders and their affiliates to participate in transactions relating exclusively to the acquisition, development and exploitation of North American oil and natural gas reserves without making such opportunities available to Encore. Our investor stockholders believe this provision is necessary and appropriate because of their other significant investments in entities that conduct operations in the oil and natural gas industry.

Registration Rights

      The holders of approximately 18,503,426 shares of common stock are entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock in the registration. Additionally, such holders are also entitled to demand registration rights, pursuant to which they may require us on up to three occasions to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use all reasonable efforts to effect such registration. All of these registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within 180 days following an offering of our securities.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

PLAN OF DISTRIBUTION

      We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers or (3) through agents. The prospectus supplement will set forth the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds we will receive from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

      If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to several conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      If we use underwriters in the sale of the offered securities, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our securities until the distribution of the offered securities is completed. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the offered securities.

      In connection with an underwritten offering, the underwriters may make short sales of the offered securities and may purchase our securities on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are made in an amount not greater than the over-allotment option we may grant to the underwriters in connection with the offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing our securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing our securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

      The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase our securities in the open market to reduce the selling group members’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases or those purchases could prevent or retard a decline in the price of the security. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

      Neither we nor the underwriters will make any representation or prediction as to the direction or magnitude of any effect that the transactions we describe above may have on the price of the offered securities. In addition, neither we nor the underwriters will make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

      We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

      We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

      If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from selected types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

      We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL OPINIONS

      Baker Botts L.L.P., Houston, Texas, our counsel, will issue an opinion about the legality of any common stock, preferred stock or debt securities we offer through this prospectus. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

INDEPENDENT AUDITORS

      The consolidated financial statements of Encore Acquisition Company at December 31, 2002, and for the year then ended, appearing in Encore Acquisition Company ’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      Our consolidated financial statements as of and for the years ended December 31, 2001 and 2000 incorporated by reference in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports. Subsequent to Arthur Andersen LLP’s completion of our 2001 audit, the firm was convicted of obstruction of justice charges relating to a federal investigation of Enron Corporation, has ceased practicing before the SEC, and has lost the services of the material personnel responsible for our audit. As a result, it is not possible to obtain Arthur Andersen LLP’s consent to the incorporation by reference of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the consolidated financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

INDEPENDENT PETROLEUM ENGINEERS

      Certain information with respect to the oil and natural gas reserves associated with our oil and natural gas properties is derived from the report of Miller and Lents, Ltd., independent petroleum engineers, and has been incorporated by reference in this prospectus upon the authority of said firm as experts with respect to matters covered by such reports and in giving such report.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      This prospectus is part of a registration statement we have filed with the SEC relating to the securities. This prospectus does not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC’s public reference room or through its Web site.

      The SEC allows us to “incorporate by reference” the information we file with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the offered securities. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2002;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

•	our current reports on Form 8-K filed with the SEC on February 3, 2003, February 13, 2003, March 27, 2003, and July 10, 2003; and

•	the description of our common stock in our registration statement on Form 8-A filed with the SEC on December 21, 2000.

      We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning us at the following address:

Encore Acquisition Company
777 Main Street, Suite 1400
Fort Worth, Texas 76102
Attention: Corporate Secretary
Telephone: (817) 877-9955

      You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any person to provide information other than that provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on its cover page or that any information contained in any document we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Accordingly, we urge you to review each document we subsequently file with the SEC and incorporate by reference as we describe above for updated information.

          No dealer, salesperson or other person is authorized to give you information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

2,000,000 Shares

Encore Acquisition Company

Common Stock

Goldman, Sachs & Co.